FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑

Banco Santander, S.A.

Item

1	Material Fact dated December 6, 2011

MATERIAL FACT
Santander Group reports that it has reached an agreement with the Chilean group Corpbanca for the sale of Banco Santander Colombia and its other subsidiaries in that country.
The transaction values the Colombian operations of the Group (which in 2010 contributed 54 million dollars to the Group’s profits and is not a core market for Group) in 1,225 million dollars and will generate for the Santander Group a capital gain of approximately 615 million euros, which will be fully allocated to reinforce the Group’s balance sheet.
Banco Santander Colombia is a company whose shares are listed in the Colombian Stock Exchange and has a free float of approximately 2.15% of its share capital.
The transaction is subject to obtaining the relevant regulatory approvals and to delisting of the shares of Banco Santander Colombia. The transaction is expected to completed within the semester of 2012.
Boadilla del Monte (Madrid), 6 December 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: December 7, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President